Joan S. Guilfoyle Senior Counsel 901 New York Avenue NW3rd Floor EastWashington, DC 20001-4432	Direct 202.524.8467 Main 202.618.5000 Fax 202.618.5001 jguilfoyle@loeb.com

July 14, 2023

Benjamin Holt
Jeffrey Gabor
Shannon Menjivar
Howard Efron
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Acquisition Opportunity Inc.
Proposed Changes to References to the Valuation Expert for
Amendment No. 3 to Registration Statement on Form S-4
File No. 333-268817

Dear Mr. Holt, Mr. Gabor, Ms. Menjivar, and Mr. Efron:

On behalf of our client, American Acquisition Opportunity Inc., a Delaware corporation (the “Company”) and in accordance with our telephone conversations on July 13, 2023, we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission the attached proposed changes regarding references to the valuation expert, in response to Comment #4 in the Staff’s letter dated May 22, 2023 regarding Amendment No. 2 to the Company’s Registration Statement on Form S-4.

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or Joan S. Guilfoyle at (202) 524-8567 at Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

Joan S. GuilfoyleSenior Counsel

Q:	Does the American Acquisition Opportunity Board have a recommendation?

The American Acquisition Opportunity Board believes that the Business Combination and the other proposals to be presented at the special meeting are in the best interest of American Acquisition Opportunity’s stockholders and unanimously recommends that its stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval of the Nasdaq Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Charter Proposals, and “FOR” the approval of the Adjournment Proposal, in each case, if presented to the special meeting.

The existence of financial and personal interests of one or more of American Acquisition Opportunity’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of American Acquisition Opportunity and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. The American Acquisition Opportunity Board was aware of and considered these interests, among other matters, in approving the Business Combination and in determining to recommend to the stockholders to vote in favor of the proposals at the special meeting. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal - Interests of Certain Persons in the Business Combination.”

Q.	Did the American Acquisition Opportunity Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A.
No, the American Acquisition Opportunity Board did not obtain a fairness opinion in connection with the Business Combination. In connection with the Board’s determination as to the value of Royalty, the American Acquisition Opportunity Board consulted with third parties to assist in its valuation of Royalty and its revenue streams, it was the American Acquisition Opportunity Board that determined the ultimate terms of the Business Combination. The American Acquisition Opportunity Board did initially seek to obtain a fairness opinion as well but determined that the cost associated with obtaining such an opinion would exceed the perceived value as the holders of American Acquisition Opportunity Class B Common Stock had committed to vote in favor of the Business Combination and their vote was sufficient to approve the Business Combination. In analyzing the Business Combination, the American Acquisition Opportunity Board and management conducted due diligence on Royalty and researched the industry in which Royalty operates and concluded that the Business Combination was in the best interest of American Acquisition Opportunity’s stockholders. In reaching this conclusion, the American Acquisition Opportunity Board considered a number of factors and a broad range of information, including industry knowledge, market comparable financial data for similar royalty companies, financial projections, existing revenue contracts and as well as an evaluation of the pipeline of potential revenue contracts. For a complete discussion of the factors utilized by the American Acquisition Opportunity Board in approving the Business Combination, see the section titled, “Proposal No. 1 — The Business Combination — American Acquisition Opportunity Board’s Reasons for the Approval of the Business Combination.” The American Acquisition Opportunity Board believes that based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair to its stockholders. The American Acquisition Opportunity Board also determined that Royalty’s fair market value was at least 80% of American Acquisition Opportunity’s net assets, excluding any taxes payable on interest earned. Accordingly, investors will be relying on the judgment of the American Acquisition Opportunity Board, as described above, in valuing Royalty’s business and assuming the risk that the American Acquisition Opportunity Board may not have properly valued such business.

Q.	Do I have redemption rights?

A. If you are a holder of Public Shares, you may redeem your Public Shares for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account, which holds the remaining proceeds of the IPO and a concurrent private placement of warrants to the Founders (after redemptions that took place in March 2022 and September 2022 in connection with the approval of charter amendments to extend the period of time in which a business combination may be completed), as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to American Acquisition Opportunity to pay its income taxes or franchise taxes payable. Holders of the outstanding Public Warrants do not have redemption rights with respect to such warrants in connection with the Business Combination. All of the Founders have agreed to waive their redemption rights with respect to their Founder Shares and any Public Shares that they may have acquired during or after the IPO in connection with the completion of American Acquisition Opportunity’s business combination. The Founder Shares will be excluded from the pro rata calculation used to determine the per share redemption price. For illustrative purposes, based on funds in the Trust Account of approximately $___  million on ___________, 2023 the estimated per share redemption price would have been approximately $___. Additionally, Public Shares properly tendered for redemption will only be redeemed if the Business Combination is consummated. otherwise, holders of such shares will only be entitled to a pro rata portion of the Trust Account, including interest (which interest shall be net of taxes payable by American Acquisition Opportunity), in connection with the liquidation of the Trust Account.

Q.	Will how I vote affect my ability to exercise redemption rights?

A. No. You may exercise your redemption rights whether you vote your Public Shares for or against the Business Combination Proposal and other Stockholder Proposals or do not vote your shares at all. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their Public Shares and no longer remain stockholders, leaving stockholders who choose not to redeem their Public Shares holding shares in a company with a less liquid trading market, fewer stockholders, less cash and the potential inability to meet the listing standards of Nasdaq.

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American Acquisition Opportunity’s management (Mark Jensen and Kirk Taylor) discussed the revised draft of the non-binding letter of intent internally on April 19, 2022 and decided to submit the non-binding letter of intent to the American Acquisition Opportunity Board (including the three disinterested members) for review and approval of the binding exclusivity terms without further changes.

On April 21, 2022, the American Acquisition Opportunity Board held a meeting to review and discuss the terms of the non-binding letter of intent and other strategic transactions. The American Acquisition Opportunity Board (including three disinterested directors) unanimously authorized American Acquisition Opportunity’s management to continue discussions with Royalty regarding the proposed business combination under the rollover equity valuation of $111 million, to conduct more intensive due diligence on Royalty and to enter into the non-binding letter of intent, including the binding exclusivity terms.

On May 3, 2022, at the direction of the American Acquisition Opportunity Board, American Acquisition Opportunity management engaged an independent CPA firm to assist the American Acquisition Opportunity Board in its financial due diligence on Royalty and on May 6, 2022, American Acquisition Opportunity management engaged Loeb & Loeb LLP (“Loeb”) as its external counsel for the transaction.

On May 10, May 13 and May 17, 2022, Kirk Taylor and Loeb held detailed due diligence and structural discussions about Royalty and the proposed transaction.

On May 19, 2022, Kirk Taylor of American Acquisition Opportunity held a detailed discussion with the independent CPA firm assisting the American Acquisition Opportunity Board regarding Royalty’s financial model. These discussions and model development included:

- Royalty’s internally-prepared forecasts, underlying contracts of existing royalty and lease streams, commodity index pricing, estimates for administrative costs including accounting, legal and costs related to being a public company, review of organizational chart and capitalization.

- Key assumptions used in the model including contracted terms, commodity pricing, anticipated costs including costs for administrative items such as accounting, legal and the costs of being public and macroeconomic trends that may affect operating margins including interest rate fluctuations and inflation rates.

- In formulating Royalty’s value, the American Acquisition Opportunity Board utilized three valuation approaches were reviewed; income approach, asset approach, and market approach. When reviewing the market approach the comparable companies as outlined by EF Hutton were used.

- Initial ranges of value from the work performed and analyses were $268 Million to $83 Million with a mid-point of $129 million.

On May 23, 2022, American Acquisition Opportunity management consisting of Mark Jensen and Kirk Taylor and Thomas Sauve of Royalty held a discussion regarding the expected timing of audited 2021 Royalty financial statements. American Acquisition Opportunity management and Loeb held a discussion on timing of a draft Business Combination Agreement.

On May 24, 2022, American Acquisition Opportunity received a draft Business Combination Agreement from Loeb which was then shared with management of Royalty. On May 25, 2022, Mark Jensen and Kirk Taylor of American Acquisition Opportunity and Thomas Sauve of Royalty met to discuss certain of the business terms of the Business Combination Agreement. In particular, Key provisions that were discussed included the structure of the transaction, required lock up agreements, surviving company board representation, the timing of Royalty audited financial statements, indemnification for American Acquisition Opportunity management and board members, American Acquisition Opportunity stockholder approval requirements, Royalty shareholder approval requirements, a minimum cash condition of $15,000,000, the minimum net tangible assets requirement in the Charter of American Acquisition Opportunity, the convertibility of Royalty’s outstanding convertible notes and warrants of Royalty and the necessity that the transaction be completed by September 22, 2022.

On May 26, 2022, American Acquisition Opportunity received comments and clarifications from Royalty on the draft Business Combination Agreement and American Acquisition Opportunity discussed the comments and clarifications of the draft Business Combination Agreement with Loeb. Both American Acquisition Opportunity and Royalty provided the other with an initial draft of its disclosure schedules.

On May 27, 2022, Loeb sent a revised draft of the Business Combination Agreement to American Acquisition Opportunity and Royalty. The revised Business Combination Agreement addressed post Business Combination structure, provided for an employment agreement for the Royalty CEO and also provided that American Acquisition Opportunity could seek an extension of the time period in which it must complete an initial business combination.

On May 31, 2022, American Acquisition Opportunity and Loeb discussed additional due diligence requests of Royalty which were conveyed to Royalty. Royalty responded that day by uploading the requested information into the data room. A revised draft of the Business Combination Agreement was shared with the working group as well. Initial drafts of the various ancillary agreements were also shared with the working group.

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On June 1, 2022, the American Acquisition Opportunity Board had a detailed discussion on Royalty valuation with its outside consultants. Each line of the Royalty financial model was discussed. Both micro and macro global economic conditions were discussed. Current contractual revenue streams and current cash flows were discussed. Potential revenue streams being negotiated were discussed. Cost structure and margins of both the current and future contracted revenue streams were discussed. Risks related to inflation, recession, supply chain and employment markets were discussed. Interest rates and capital market access for potential partners were discussed.

On June 1, 2022, Royalty informed American Acquisition Opportunity that the Royalty board (including its disinterested members) had approved the draft Business Combination Agreement.

On June 2, 2022, Mark Jensen and Kirk Taylor of American Acquisition Opportunity and Thomas Sauve of Royalty held a discussion on a number of remaining due diligence items and updates to their business and outlook into future contracted revenue. Royalty also updated the American Acquisition team on the status of Royalty’s audit and provided American Acquisition Opportunity with updated year-to-date financial information which showed continued progression on capital raising and cash flow from current contracted revenue sources.

On June 2, 2022, Mr. Jensen and Mr. Taylor held a detailed discussion with its outside consultants on the Royalty business model. Stressed tested revenue and expense lines were discussed.

On June 3, 2022, Mr. Jensen, Mr. Taylor and Mr. Sauve discussed ongoing business diligence requests.

On June 6, 2022, Mr. Jensen and Mr. Taylor of American Acquisition Opportunity and representatives of EF Hutton held a discussion on a capital markets plan. The discussion included the micro and macroeconomic factors which would effect a future valuation of the Combined Company.

On June 7, 2022, Loeb sent a detailed legal due diligence request.

On June 7, 2022, the American Acquisition Opportunity Board and its outside consultants held a model and preliminary valuation discussion. The focus was on the results of the stress test discussed on June 2, 2022 on revenue and expense lines.

On June 8, 2022, the American Acquisition Opportunity received a preliminary report from its outside advisors. This report was reviewed by Kirk Taylor and Mark Jensen and an updated preliminary valuation range was determined by the American Acquisition Opportunity Board of $83,420,246 to $268,477,725 with a midpoint of $129,000,000.

On June 8, 2022, American Acquisition Opportunity management and Loeb held a detailed due diligence discussion. American Acquisition Opportunity, Royalty and EF Hutton also held a management presentation.

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On June 8, 2022, Mr. Jensen and Mr. Taylor of American Acquisition Opportunity, representatives from Loeb and Hunt Law, counsel for Royalty and Mr. Sauve of Royalty held a detailed discussion regarding the Business Combination Agreement and items which need to be completed.

On June 9, 2022, American Acquisition Opportunity management and Royalty management held a discussion on Royalty business updates and progression of revenue streams. The parties also discussed the timing and status of Royalty’s December 31, 2021 audit and September 30, 2022 quarterly review. Management of American Acquisition Opportunity stressed the importance of the timing of receipt of these financials as they would be required for the Form S-4 that would need to be filed with the SEC to register the shares to be issued in the Business Combination.

On June 13, 2022, Mr. Jensen and Mr. Taylor of American Acquisition Opportunity and Thomas Sauve of Royalty held a discussion regarding the Business Combination Agreement updates; in particular, the closing conditions. American Acquisition Opportunity held its quarterly board of directors meeting that same day. Management updated the full American Acquisition Opportunity Board on the status of the negotiations. This presentation included an overview of procedures and analyses performed, assumptions used and discounts applied to the working financial model. This analysis provided a range of value of $250 Million to $85 Million with a midpoint of $128 Million. The change in valuation to a variety of factors including the progression of Royalty’s business plan, global commodity pricing and macroeconomic trends.

After the meeting, the American Acquisition Opportunity management team met with Thomas Sauve of Royalty to discuss the initial draft of the Royalty disclosure schedules to be provided in connection with the Business Combination Agreement.

On June 14, 2022, American Acquisition Opportunity management, Royalty Management, Loeb and Hunt held a detailed discussion on BCA regarding terms of conditions of closing, valuation, status of Royalty audits and Royalty business endeavors.

American Acquisition Opportunity management had initial discussions with a firm to be engaged in connection with providing a fairness opinion to American Acquisition Opportunity as required under its charter . The parties anticipated that such opinion would be provided post-signing.  American Acquisition Opportunity engaged a firm to provide a fairness opinion. After payment of a retainer and initial due diligence work, the Company was informed that it could not issue a fairness opinion due to the related party nature. The Company subsequently reached out to other potential providers but the price would have been cost prohibitive.

On June 15, 2022, Loeb, Hunt, American Acquisition Opportunity and Royalty discussed various registration questions regarding registration of current and future stockholders.

 On June 16, 2022, Loeb sent an updated draft of the Business Combination Agreement to American Acquisition Opportunity and Royalty. American Acquisition Opportunity management and Royalty management discussed final open issues in the draft Business Combination Agreement which were closing conditions and post-merger management and board composition. .

 On June 20, 2022, American Acquisition Opportunity and Royalty discussed timing of the preparation of Royalty’s financial reports. The parties held a group conference call to discuss the remaining open issues on the draft Business Combination Agreement, due diligence, legal and timing discussion. American Acquisition Opportunity discussed the likely timing for the firm being engaged to provide a fairness opinion to complete its work.

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